UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2026 (Report No. 3)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Convertible Promissory Note

On February 12, 2026, SciSparc Ltd (the “Company” or “SciSparc”) entered into a Securities Purchase Agreement (the “SPA”) with an institutional investor (the “Holder”). Pursuant to the SPA, the Company may issue and sell, from time to time, convertible promissory notes (the “Notes”), in the aggregate principal amount of up to $10,000,000 (the “Subscription Amount”). Upon the signing of the SPA, on February 12, 2026 (the “Initial Closing”), the Company issued to the Holder a Note in the principal amount of $2,500,000 for a purchase price of $2,250,000 (the “Initial Note”). Pursuant to a side letter entered into by the Company and the Holder on February 12, 2026, the Company agreed that the Holder deliver the purchase price for the Initial Note upon the filing of the Registration Statement (as defined below) with the Securities Exchange and Commission (the “SEC”). The Company intends to use the net proceeds from the sale of the Notes and any additional net proceeds from the exercise of the Warrants (as defined below), to the extent exercised in cash, for working capital and general corporate purposes.

Subject to the conditions in the SPA, beginning on April, 1, 2026, the Company may request, at its sole discretion, that the Holder purchase additional Notes, each in the principal amount of up to $2,500,000, with a purchase price payable in cash and equal to 90% of such principal amount, during each subsequent three-month period. Notwithstanding the foregoing, if at any time after the Initial Closing, the daily trading volume of the Company’s ordinary shares, no par value (the “Ordinary Shares”), is at least 150% of the amount of Ordinary Shares then outstanding, then the Company may request, at its sole discretion, that the Holder purchase additional Notes for a purchase price payable in cash equal to 90% of the principal amount, provided that the aggregate principal amount of all Notes purchased pursuant to the SPA shall not exceed the Subscription Amount.

In addition, under the terms and conditions of the SPA, concurrently with the issuance of each Note, the Company shall issue to the Holder, for no additional consideration, an accompanying warrant (the “Warrants”) to purchase the Ordinary Shares, representing a warrant coverage of 100% of the maximum number of Ordinary Shares issuable upon conversion of each such Note (calculated based on the then applicable Variable Price (as defined below)) at an exercise price equal to the Variable Price of the accompanying Note. Thus, at the Initial Closing, the Company issued to the Holder a warrant to purchase up to 3,651,554 Ordinary Shares (the “Initial Warrant”). The Initial Warrant is exercisable upon issuance at an exercise price of $0.5477 and has a term of 3 years from the Issuance Date, or February 12, 2029.

The exercise of each Warrant is the Holder’s sole recourse against non-payment of the Principal Amount, Interest, and any Payment Premium (each as defined in the Note), if applicable, regardless of whether the value realized from the Warrant and/or the Ordinary Shares issued upon conversion of the Note is less than the then outstanding due Principal Amount, Interest, and if applicable, the Payment Premium.

Each Note will be issued at a purchase price equal to 90% of the principal amount of such Note, and is to be repaid, together with the accrued due interest, in ten equal monthly installments beginning on the eighteenth month anniversary of its issuance date, unless repaid earlier (partially or in full) at the option of the Company or if extended at the option of the Holder. The principal amount under each Note will bear an annual interest rate of 4% (which will increase to 14% upon an Event of Default, as defined in the Note). Thus, the Initial Note is to be repaid in ten equal monthly installments commencing on August 12, 2027. The outstanding amount due under each Note is convertible into Ordinary Shares at the option of the Holder, at any time after the issuance date of such Note, at a conversion price equal to the lower of (i) the closing price of the Ordinary Shares on the Nasdaq Capital Market on the last trading day immediately prior to the date of issuance of such Note (the “Fixed Price”) and (ii) 88% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion (the “Variable Price”), provided that such Variable Price may not be lower than the floor price which is equal to 20% of the Fixed Price (the “Floor Price”), subject to certain adjustments as provided in the Note. The Holder’s option to convert the outstanding amount due is subject to the limitation that the conversion may not result in the Holder’s beneficial ownership exceeding 4.99% of the outstanding Ordinary Shares.

The Company is not obligated to utilize any of the remaining Subscription Amount available under the SPA, which as of the date hereof is $7,500,000, and there are no minimum commitments or minimum use penalties. The SPA does not impose any restrictions on the Company’s operating activities.

The SPA contains customary representations, warranties and representations by the Company. The descriptions of the SPA and forms of Note and Warrant set forth above are qualified in their entirety by reference to the full texts of those documents, which are attached hereto as Exhibits 10.1, 4.1 and 4.2, respectively.

The securities described above (the “Securities”) were and will be issued and sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been registered under the Act, or applicable state securities laws. Accordingly, the Securities may not be sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities law. The Company has agreed to file a registration statement with the SEC to register the resale of the Ordinary Shares issuable upon conversion of the Notes and exercise of the Warrants (the “Registration Statement”), following the actual issuance of each such Note and Warrant.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the terms and potential future issuances of Notes and accompanying Warrants under the SPA and the Company’s intended use of proceeds. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on April 24, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670, 333-255408 and 333-293167) and on Form S-8 (File Nos. 333-278437, 333-225773, 333-286791 and 333-292952) filed with the SEC to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Convertible Promissory Note.
4.2	Form of Warrant to Purchase Ordinary Shares of SciSparc Ltd.
10.1	Securities Purchase Agreement, dated February 12, 2026, by and between SciSparc Ltd. and L.I.A. Pure Capital Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: February 12, 2026	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer and Chief Financial Officer

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